Mail Stop 4561   August 21, 2008

Thomas E. Hoaglin
Chief Executive Officer
Huntington Bancshares Incorporated
41 S. High Street
Columbus, OH 43287

      Re: Huntington Bancshares Incorporated
           Form 10-K
           Filed February 26, 2008
                 and Documents Incorporated by Reference
           File No. 000-02525

Dear Mr. Hoaglin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                           Sincerely,

                           Christian Windsor
                           Special Counsel

cc: Donald R. Kimble
       Executive Vice President and Chief Financial Officer
       Huntington Bancshares Incorporated
       41 S. High Street
       Columbus, OH 43287